Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Second Quarter 2015 Financial Results

CHONGQING, China, Aug. 14, 2015 /PRNewswire/ -- Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the second quarter of 2015.

Second Quarter 2015 Financial Highlights

•	Revenue increased by 0.7% to RMB347.5 million ($56.1 million) from RMB345.0 million in the same quarter of 2014.

•	Comparable restaurant sales decreased by 7.9% from the same quarter of 2014. There were 271 restaurants in the comparison.

•	Restaurant level operating margin was 10.0%, a decrease of 220 basis points from the same quarter of 2014.

•	Adjusted EBITDA[1] was RMB17.8 million ($2.9 million) in the second quarter of 2015 compared to RMB22.5 million in the same quarter of 2014.

•	Net income for the second quarter of 2015 was RMB0.6 million ($0.1 million) compared to RMB3.3 million in the same quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB2.7 million ($0.4 million), compared to RMB7.7 million in the same quarter of 2014.

•	Diluted net income per American depositary share (“ADS”) was RMB0.02 ($0.004). Adjusted diluted net income per ADS (non-GAAP[1], which excludes share-based compensation expenses, was RMB0.10 ($0.02). Each ADS represents four ordinary shares of the Company.

•	Total number of restaurants increased by a net total of two in the second quarter of 2015 to 346 restaurants as of June 30, 2015, covering 30 cities and up from 317 restaurants as of June 30, 2014. Among the total 346 restaurants, 77 are “Mr. Rice” branded restaurants.

[1] This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Disclosure” and the table captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

Mr. Xingqiang Zhang, Chief Executive Officer of Country Style Cooking, commented, “We experienced revenue growth as well as continued expansion as indicated by the increase in our total number of restaurants during the second quarter of 2015. In an effort to further tailor our services to better serve the purchasing preferences and buying behavior of our growing customer base, we have begun testing of our mobile ordering and WeChat platforms under a pilot program at over 100 local stores, where customers can access online queuing and ordering via their mobile devices. Additionally, we launched different seasonal promotions programs in July so that our customers can enjoy different discounts over the WeChat payment platform.”

“Looking forward, we will continue our focus on maintaining consistent, high levels of food quality for our broad customers base.” Mr. Zhang continued, “We firmly believe that by providing innovative services and payment solutions, we will be able to further enhance our customer experience and expand our restaurant network, which will build a solid foundation for the sustainable growth of our business and set us up to deliver long-term shareholder value.”

Second Quarter 2015 Financial Performance

Revenue in the second quarter of 2015 increased by 0.7% to RMB347.5 million ($56.1 million) from RMB345.0 million in the same quarter of 2014. Revenue growth was primarily supported by the Company’s expanding restaurant network, partially offset by a decline in comparable restaurant sales. During the second quarter of 2015, the Company opened a total of 5 restaurants, bringing the total restaurant count to 346 as of June 30, 2015, compared to its total restaurant count of 317 as of June 30, 2014. Restaurants opened in the second quarter of 2015 included two “Mr. Rice” restaurants. Comparable restaurant sales decreased by 7.9% compared with the same quarter of 2014, mainly attributable to a decrease in customer traffic associated with intensified competition. There were 271 restaurants in the comparison.

Costs of food and paper was RMB160.0 million ($25.8 million) in the second quarter of 2015, compared to RMB157.0 million in the same quarter of 2014. The increase was primarily due to the Company’s insistence in using higher-quality raw materials. As a percentage of revenue, costs of food and paper was 46.0% in the second quarter of 2015 compared to 45.5% in the prior year period.

Restaurant wages and related expenses were RMB81.1 million ($13.1 million) in the second quarter of 2015 compared to RMB74.7 million in the same quarter of 2014. The increase was primarily due to wage increase and the expansion of the Company’s headcount. As a percentage of revenue, restaurant wages and related expenses were 23.3% in the second quarter of 2015 compared to 21.6% in the same quarter of 2014.

Restaurant rent expenses were RMB37.0 million ($6.0 million) in the second quarter of 2015 from RMB36.5 million in the same quarter of 2014. The increase was primarily due to the growth of the total number of restaurants. As a percentage of revenue, restaurant rental expenses remained stable at 10.7% in the second quarter of 2015 compared to the second quarter of 2014.

Restaurant utility expenses were RMB21.5 million ($3.5 million) in the second quarter of 2015, compared to RMB20.9 million in the same quarter of 2014. As a percentage of revenue, restaurant utility expenses were 6.2% in the second quarter of 2015 compared to 6.1% in the second quarter of 2014.

Other restaurant operating expenses decreased by 3.5% to RMB13.3 million ($2.1 million) in the second quarter of 2015 from RMB13.8 million in the same quarter of 2014. As a percentage of revenue, other restaurant operating expenses decreased to 3.8% in the second quarter of 2015 from 4.0% in the second quarter of 2014.

Restaurant-level operating margin was 10.0% in the second quarter of 2015, a decrease of 220 basis points over the same quarter of 2014. The decline in restaurant-level operating margin was primarily due to inflation in food and labor costs.

Selling, general and administrative (SG&A) expenses decreased by 13.7% to RMB17.8 million ($2.9 million) in the second quarter of 2015 from RMB20.6 million in the same quarter of 2014. The decrease was primarily due to a RMB2.0 million decrease in share-based compensation expenses included in SG&A. Share-based compensation expenses included in SG&A was RMB1.2 million ($0.2 million) in the second quarter of 2015, compared to RMB3.2 million in the second quarter of 2014. As a percentage of revenue, SG&A expenses decreased to 5.1% in the second quarter of 2015 from 6.0% in the second quarter of 2014.

Pre-opening expense for the second quarter of 2015 decreased by 67.8% to RMB1.1 million ($0.2 million) from RMB3.3 million in the same quarter of 2014, primarily due to the decreased number of new restaurants. As a percentage of revenue, pre-opening expense decreased to 0.3% in the second quarter of 2015 from 1.0% in the same quarter of 2014.

Depreciation expense for the second quarter of 2015 decreased by 2.6% to RMB18.8 million ($3.0 million) from RMB19.3 million in the same quarter of 2014. As a percentage of revenue, depreciation expense decreased to 5.4% in the second quarter of 2015 from 5.6% in the same quarter of 2014.

Property and equipment impairment charges were RMB1.5 million ($0.2 million) in the second quarter of 2015, representing costs related to asset impairment with 6 underperforming restaurants.

Loss from operations for the second quarter of 2015 was RMB4.6 million ($0.7 million), compared to loss of RMB2.6 million in the same quarter of 2014.

Interest income for the second quarter of 2015 increased by 10.5% to RMB7.5 million ($1.2 million) from RMB6.8 million in the same quarter of 2014.

Foreign currency exchange loss for the second quarter of 2015 was RMB0.3 million ($0.04 million) as compared to a gain of RMB4,000 in the same quarter of 2014.

Other expense for the second quarter of 2015 was RMB0.1 million ($0.02 million) compared to other income of RMB1.0 million in the same quarter of 2014.

Income tax expense in the second quarter of 2015 was RMB1.9 million ($0.3 million) compared to RMB1.8 million in the same quarter of 2014.

Net income was RMB0.6 million ($0.1 million) compared to RMB3.3 million in the second quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB2.7 million ($0.4 million) in the second quarter of 2015 compared to RMB7.7 million in the second quarter of 2014.

Diluted net income per ADS in the second quarter of 2015 was RMB0.02 ($0.004) compared to RMB0.12 in the second quarter of 2014. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.10 ($0.02) in the second quarter of 2015 compared to RMB0.28 in the second quarter of 2014. The Company had approximately 27.1 million diluted weighted average ADSs outstanding during the quarter ended June 30, 2015.

EBITDA, defined as net income before interest, income tax expense, depreciation and amortization, was RMB13.8 million ($2.2 million) in the second quarter of 2015, compared to RMB17.7 million from the same quarter of 2014. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain or loss, other income or loss, property and equipment impairment charges, and share-based compensation expenses, was RMB17.8 million ($2.9 million) in the second quarter of 2015, compared to RMB22.5 million in the same quarter of 2014.

As of June 30, 2015, the Company had cash, cash equivalents and short-term investments of RMB618.6 million ($99.8 million), compared to RMB570.4 million as of December 31, 2014.

Net cash provided by operating activities was RMB74.2 million ($12.0 million) for the six months ended June 30, 2015 compared to RMB72.5 million in the same period of 2014.

Outlook

For the third quarter of 2015, the Company currently estimates that revenue will be between RMB390 million ($62.9 million) and RMB410 million ($66.0 million). Due to the Company’s rebranding initiatives, the Company plans to open between 50 and 57 new restaurants in 2015 compared to its earlier forecast of 60 new restaurants.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the period under comparison. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Basic net income per ADS are computed by dividing the net income by the weighted average number of ADS outstanding during the year. Diluted net income per ADS is computed using the more dilutive of the two-class method or the if-converted method.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.2000 to US$1.00 on June 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 am, Eastern Time on August 14, 2015, which is 8:30 pm, Beijing Time on August 14, 2015, to discuss second quarter 2015 results and answer questions from investors. Listeners may access the call by dialing:

US:	1-888-346-8982
International:	1-412-902-4272
Hong Kong:	800-905945
China:	4001-201203

A telephone replay will be available one hour after the conclusion of the conference call through August 21, 2015. The dial-in details are:

US:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10065803

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.
Phone: +86-23-8866-8866
E-mail: ir@csc100.com

ICR Inc.
Bill Zima
Phone: +86-10-6583-7511 or +1-646-328-2520
E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company defines adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). The Company defines adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). The Company defines EBITDA as earnings before interest, income tax expense, depreciation and amortization. The Company defines adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter 2015, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding the Company’s ability to open and profitably operate new restaurants and manage its growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding the Company’s ability to maintain and enhance the attractiveness of its restaurants and its brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Consolidated Balance Sheets
(Amounts in thousands, except shares data)
(Unaudited)

	As of December 31,	As of June 30,
	2014	2015
	RMB	RMB	US$
ASSET
Current assets:
Cash and cash equivalents	193,554	159,319	25,697
Short-term investments	376,831	459,254	74,073
Due from related parties	-	494	80
Inventories	52,871	45,027	7,262
Prepaid rent	14,745	14,547	2,346
Prepaid expenses and other current assets	30,350	29,816	4,809
Deferred tax assets-current	930	930	150
Total current assets	669,281	709,387	114,417
Long-term investments	50,659	52,494	8,467
Property and equipment, net	417,778	394,350	63,605
Goodwill	5,139	5,139	829
Deferred tax assets – non current	8,814	8,814	1,422
Deposits for leases – non current	30,075	29,837	4,812
Total assets	1,181,746	1,200,021	193,552

Current liabilities:
Accounts payable	54,674	59,798	9,645
Deferred revenue	14,051	16,854	2,718
Accrued payroll	30,557	32,140	5,184
Income taxes payable	5,104	2,232	360
Other current liabilities	51,914	48,792	7,870
Total current liabilities	156,300	159,816	25,777
Deferred rent - non current	29,030	28,829	4,650
Advanced receipts from depositary bank	2,253	2,024	326
Total liabilities	187,583	190,669	30,753

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized 107,352,416 and 107,690,752 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	763	765	123
Additional paid-in capital	766,837	773,140	124,700
Retained earnings	235,572	244,483	39,433
Accumulated other comprehensive loss	(9,009)	(9,036)	(1,457)
Total equity	994,163	1,009,352	162,799

Total liabilities and equity	1,181,746	1,200,021	193,552

Consolidated Statements of Income
(Amounts in thousands, except percentages, shares, per share and per ADS data)
(Unaudited)

	For the three months ended June 30,
	2014		2015
	RMB	%	RMB	%	US$

Revenue - restaurant sales	344,992	100.0	347,544	100.0	56,055
Costs and expenses:
Restaurant expenses:
Food and paper expense	157,011	45.5	159,994	46.0	25,805
Restaurant wages and related expenses[1]	74,723	21.6	81,120	23.3	13,084
Restaurant rent expense	36,492	10.6	36,997	10.7	5,967
Restaurant utilities expense	20,946	6.1	21,545	6.2	3,475
Other restaurant operating expenses	13,771	4.0	13,295	3.8	2,144
Selling, general and administrative expenses[1]	20,597	6.0	17,773	5.1	2,867
Pre-opening expense	3,343	1.0	1,077	0.3	174
Depreciation	19,318	5.6	18,818	5.4	3,035
Property and equipment impairment charges	1,404	0.4	1,515	0.4	244
Total operating expenses	347,605	100.8	352,134	101.2	56,795

Loss from operations	(2,613)	(0.8)	(4,590)	(1.2)	(740)

Interest income	6,770	2.0	7,478	2.2	1,206
Foreign exchange gain/(Loss)	4	0.0	(271)	(0.1)	(44)
Other income/(Expense)	972	0.3	(125)	(0.0)	(20)
Income before income taxes	5,133	1.5	2,492	0.9	402

Income tax expense	1,816	0.5	1,901	0.5	307
Net income	3,317	1.0	591	0.4	95

Basic net income per share	0.03		0.005		0.001
Diluted net income per share	0.03		0.005		0.001
Basic net income per ADS	0.12		0.02		0.004
Diluted net income per ADS	0.12		0.02		0.004

Basic weighted average ordinary shares outstanding	106,553,488		107,544,819		107,544,819
Diluted weighted average ordinary shares outstanding	108,002,156		108,599,049		108,599,049

[1] Includes share-based compensation expenses of RMB4.4 million and RMB2.1 million ($0.3 million) for the three months ended June 30, 2014 and 2015, respectively.

Consolidated Statements of Comprehensive Income
(Amounts in thousands)
(Unaudited)

	For the three months ended June 30,
	2014	2015
	RMB	RMB	US$

Net income	3,317	591	95
Other comprehensive income, net of tax:
Foreign currency translation adjustments	5	(148)	(24)
Comprehensive income	3,322	443	71

Condensed Consolidated Cash Flow Statements
(Amounts in thousands)
(Unaudited)

	For the six months ended June 30,
	2014	2015
	RMB	RMB	US$

Operating activities:
Net income	14,958	8,911	1,437
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	1,603	1,162	187
Property and equipment impairment charges	2,776	4,760	768
Depreciation	38,326	38,101	6,145
Share based compensation	11,707	5,842	942
Changes in operating assets and liabilities:
Due from related parties	(35)	(494)	(80)
Inventories	1,589	9,860	1,590
Prepaid rent	1,436	198	32
Prepaid expenses and other current assets	(2,930)	534	87
Deposits for leases	(9,104)	238	38
Accounts payable	5,279	5,123	826
Deferred revenue	6,427	2,803	452
Due to related parties	-	-	-
Accrued payroll	838	1,584	256
Income taxes payable	(4,857)	(2,872)	(463)
Deferred rent	3,521	203	33
Other liabilities	941	(1,722)	(277)
Net cash provided by operating activities	72,475	74,231	11,973
Investing activities:
Purchase of property and equipment	(68,578)	(24,653)	(3,976)
Proceeds from disposals of property and equipment	210	21	3
Purchase of investment	(584,748)	(657,208)	(106,001)
Withdrawal of investment	527,331	572,950	92,411
Net cash used in investing activities	(125,785)	(108,890)	(17,563)
Financing activity:
Proceeds from exercise of employee stock options	1,377	451	73
Net cash provided by financing activity:	1,377	451	73
Effect of exchange rate	299	(27)	(4)
Net decrease in cash and cash equivalents	(51,634)	(34,235)	(5,521)
Cash and cash equivalents, beginning of year	372,493	193,554	31,218
Cash and cash equivalents, end of year	320,859	159,319	25,697

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures
(Amounts in thousands, except ADSs and per ADS data)

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$

Net income	3,317	591	95
Share-based compensation expenses:
Restaurant wages and related expenses	1,131	824	133
Selling, general and administrative expenses	3,237	1,235	199
Adjusted net income (non-GAAP)	7,685	2,650	427

Diluted net income per ADS	0.12	0.02	0.004
Adjusted diluted net income per ADS (non-GAAP)	0.28	0.10	0.02
Diluted weighted average ADSs outstanding	27,000,539	27,149,762	27,149,762

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$

Net income	3,317	591	95
Income tax expense	1,816	1,901	307
Interest income	(6,770)	(7,478)	(1,206)
Depreciation and amortization	19,318	18,818	3,035
EBITDA (non-GAAP)	17,681	13,832	2,231

EBITDA (non-GAAP)	17,681	13,832	2,231
Foreign exchange loss/(gain)	(4)	271	44
Other expense / (income)	(972)	125	20
Property and equipment impairment charges	1,404	1,515	244
Share-based compensation expenses
Restaurant wages and related expenses	1,131	824	133
Selling, general and administrative expenses	3,237	1,235	199
Adjusted EBITDA (non-GAAP)	22,477	17,802	2,871

SOURCE Country Style Cooking Restaurant Chain Co., Ltd.